Room 4561
Via fax (408) 227-4550

May 6, 2009

Dominic P. Orr
President, CEO & Chairman of the Board
Aruba Networks, Inc.
1344 Crossman Ave.
Sunnyvale, CA 94089

> **Re:** **Aruba Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2008**
> **Filed October 7, 2008**
> **Form 10-Q for the Quarter January 31, 2009**
> **Filed March 12, 2009**
> **File no. 1-33347**

Dear Mr. Orr:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief